

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

January 25, 2024

Andrew Page
Chief Financial Officer
Amer Sports, Inc.
Cricket Square, Hutchins Drive
P.O. Box 2681
Grand Cayman, KY1-1111
Cayman Islands

> **Re: Amer Sports, Inc.**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed January 22, 2024**
> **File No. 333-276370**

Dear Andrew Page:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 18, 2024 letter.

Form F-1/A

Capitalization, page 81

1. We note the significant increase in accumulated (deficit)/profit between the "actual" and "as adjusted" columns of your capitalization table. We further note from your statements of changes in shareholders' equity (deficit) on pages F-6 and F-31 that the accumulated deficit balance includes not only net losses for the period but also capital contributions and components of other comprehensive income, including foreign currency translation. Please tell us how your aggregation of these amounts within the accumulated deficit balance complies with IAS 1, particularly paragraphs 78(e), 106, and 108. Also clearly disclose the adjustments to each individual equity line item within the footnotes to your capitalization table.

General

2. Please identify the parties that indicated interest in purchasing shares in the IPO and ensure that your disclosure on this topic is consistent throughout the prospectus. For example, on the cover, you indicate that entities "affiliated with" Anta Sports, Anamered, and Tencent, have indicated an interest in purchasing shares in the IPO but elsewhere, such as on page 17, you disclose that ANTA Sports, Anamered and Tencent have indicated interest.

Please contact SiSi Cheng at 202-551-5004 or Andrew Blume at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at 202-551-4985 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing